Exhibit 99.1

                    IIJ Announces First Quarter 2003 Results;
    IIJ Maintains 2003 Annual Revenue Growth Expectations of 10% as Systems
              Integration Revenues Are Expected to Recover in 2Q03

    TOKYO & NEW YORK--(BUSINESS WIRE)--Aug. 12, 2003--Internet
Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 1st quarter of the fiscal year ending March 31, 2004 ("fiscal 2003").

    First Quarter 2003 Highlights(1)

    1st Quarter 2003:

    Revenues totaled JPY 8,344 million ($ 69.6 million), a decrease of 15.3% compared to 1Q02 and a decrease of 36.0% from 4Q02. The results are due to a decrease in sales of System Integration (SI) business because of the decrease in new contracts in SI development caused by weakness in the Japanese stock market through the end of March.

    Operating loss of JPY 1,060 million ($ 8.8 million) increased from JPY 464 million in 1Q02, and from JPY 446 million in 4Q02.

    Adjusted EBITDA(2) was JPY -97 million ($ -0.8 million), a decrease compared to JPY 329 million in 1Q02 and JPY 459 million in 4Q02.

    IIJ completed a private placement to third parties with a total amount of JPY 1.37 billion in June 2003.

    Outlook:

    Break-even expected at operating level for 2Q03.

    For full fiscal 2003, year-over-year revenues are expected to grow by more than 10%.

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. They are unaudited, consolidated, and represent comparisons between the three-month period ended March 31, 2003, and the equivalent three-month period ended June 30, 2002. For all 1Q03 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 119.87 = US$1., the approximate exchange rate on June 30, 2003.
    (2) Please refer to the Reconciliation of Non-GAAP Financial Measures on this page 6.

    Overview of 1st Quarter FY2003 Financial Results and Business
Outlook(3)

    Financial Results and Business Outlook

    "Our strategy to achieve profitability has focused on higher margin services in response to significant growth in demand for corporate customers' network outsourcing. As a result, IIJ's network solutions business has become a significant and growing part of our business portfolio. Revenues from our Systems Integration (SI) business, which are largely influenced by seasonal fluctuations in capital spending, have increased substantially over the past few years as a percentage of total revenues. Consequently, fluctuations in revenues from our network solutions business, including SI, have a more dramatic impact on our total revenues on a sequential quarterly basis than ever before," said Koichi Suzuki, President and CEO of IIJ.
    IIJ's revenues in 1Q03 declined by 36.0% from 4Q02. "In addition to the seasonal decline in SI revenues from the fourth quarter to the first, weakness in the Japanese stock market through the end of March caused some of IIJ's customers, especially the online trading companies, to significantly reduce investments in their network systems. This resulted in a delay in the receipt of orders for the SI business with substantial negative impact on SI revenues for this quarter. However, the decline was partially offset by winning various large-scale outsourcing contracts in the network solution business such as IIJ Mail Gateway Service and IIJ Web Gateway Service. Additionally, we believe that a large current backlog of contracts for network solution services and the improving business environment as a result of the recent recovery of the Japanese stock market should generate a substantial increase in revenues in 2Q03 in this sector. Our connectivity services continue to grow steadily, reflecting the demand for increased bandwidth, which offsets lower ARPU. Based on all these factors, we believe that IIJ's total revenues will return to their historical growth pattern and that we will reach break-even at the operating level in 2Q03," said Yasuhiro Nishi, CFO of IIJ.

    Recent Trends in Major Services and Contracts

    In the first quarter, IIJ's network solution business witnessed increasing sales, including some large-scale contracts. The IIJ group has been building revenues from its application gateway solutions, including "IIJ Mail Gateway Service" (email virus check, email audit and email archive) and "IIJ Web Gateway Service" (web access control and remote access to internal network), that capitalize on the Company's own data center facilities. The IIJ Mail Gateway service has already captured 100,000 accounts from 15 clients and we expect an additional 100,000 accounts by the end of fiscal 2003. IIJ also won large-scale outsourcing contracts for the IIJ Web Gateway Service from a number of Japanese blue-chip companies. We expect continued growth in corporate demand for internet security systems in the future. As demand from corporations for outsourced network systems has been increasing, the IIJ Group has focused on network integration and mission-critical system services to capture this market and we fully expect that this strategy will allow us to achieve profitability.

    (3) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding 2Q03 total revenues and operating profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 2Q03 earnings release, presently scheduled for November 12, 2003.

    1st Quarter FY2003 Financial Results

    Revenues

    Revenues in 1Q03 totaled JPY 8,344 million, a decrease of 15.3% compared to 1Q02 and a decrease of 36.0% compared to 4Q02.



Table 1. Revenues (JPY in millions)
----------------------------------------------------------------------
Revenues                                       YoY             QoQ
                               1Q03   1Q02  % change  4Q02  % change
----------------------------------------------------------------------
Connectivity and value-
 added services:
----------------------------------------------------------------------
  Dedicated access services   3,321  3,523   -5.7%   3,341   -0.6%
----------------------------------------------------------------------
  Dial-up access services       767    822   -6.7%     765    0.3%
----------------------------------------------------------------------
    Total Connectivity
     Services                 4,089  4,346   -5.9%   4,106   -0.4%
----------------------------------------------------------------------
  Value-added services          987    865   14.1%     931    6.0%
----------------------------------------------------------------------
  Other                         520    409   27.1%     381   36.3%
----------------------------------------------------------------------
 Total Connectivity and
  value-added services        5,596  5,620   -0.4%   5,419    3.3%
----------------------------------------------------------------------
Systems integration revenues  2,408  3,329  -27.7%   4,905  -50.9%
----------------------------------------------------------------------
Equipment sales                 341    900  -62.2%   2,712  -87.4%
======================================================================
   Total revenues             8,344  9,849  -15.3%  13,036  -36.0%
----------------------------------------------------------------------

    Connectivity and value-added services revenues were JPY 5,596 million in 1Q03, a decrease of 0.4% compared to 1Q02, but an increase of 3.3% compared to 4Q02.

Table 2. Connectivity Services (JPY in millions)
----------------------------------------------------------------------
Connectivity Services
                                              YoY              QoQ
                               1Q03  1Q02  % change   4Q02  % change
----------------------------------------------------------------------
Dedicated access services:
----------------------------------------------------------------------
  IP Service + DC
   (connectivity)             2,534  2,574   -1.5%   2,518    0.6%
----------------------------------------------------------------------
  Others                        787    949  -17.1%     823   -4.4%
======================================================================
 Total dedicated access
  services                    3,321  3,523   -5.7%   3,341   -0.6%
----------------------------------------------------------------------

    Dedicated access services revenues were JPY 3,321 million in 1Q03, a decrease of 5.7% compared to 1Q02 and a decrease of 0.6% compared to 4Q02. These decreases were mainly due to the decreases of our conventional second-tier services, IIJ Economy Service and IIJ T1 Standard Service. However, steady revenue growth of IIJ FiberAccess/F(10-100Mbps) service and IIJ Data Center connectivity services partially offset the decreases.

Table 3. Number of Contracts
----------------------------------------------------------------------
                                             1Q03     1Q02    4Q02
----------------------------------------------------------------------
IP Services     64kbps - 128kbps               90      108     112
----------------------------------------------------------------------
                192kbps - 768kbps              26       33      35
----------------------------------------------------------------------
                1Mbps - 2Mbps                 239      263     268
----------------------------------------------------------------------
                3Mbps - 1.2Gbps               294      183     248
----------------------------------------------------------------------
Number of Contracts of DC Connectivity
 Services(4)                                  171      122     156
----------------------------------------------------------------------
Other(5)                                    5,056    3,269   4,489
======================================================================
     Total Dedicated Access Services        5,876    3,978   5,308
----------------------------------------------------------------------
IIJ4U (Dial-up access services for retail
 market)                                   76,209   86,297  79,464
----------------------------------------------------------------------
Other Dial-Up Access Services             515,363  232,330 450,320
======================================================================
     Total Dial-Up Access Services        591,572  318,627 529,784
======================================================================

(4) Please refer to the Reconciliation of Non-GAAP Financial Measures on this page 6.
(5) Please refer to the Reconciliation of Non-GAAP Financial Measures on this page 6.

    Dial-up access service revenues were JPY 767 million in 1Q03, a decrease of 6.7% compared to 1Q02 but an increase of 0.3% compared to 4Q02. The increase in sequential comparison was due to the increase of IIJ's various OEM services, which include NTT's regional L-mode service and other network services through the CDN platform.

Table 4. Number of Contract Bandwidth (Unit: Gbps)
----------------------------------------------------------------------
                                             1Q03     1Q02    4Q02
----------------------------------------------------------------------
Dedicated Access Services                    41.1     12.2    32.1
----------------------------------------------------------------------
DC Connectivity Services                     10.3      2.2     9.9
======================================================================
Total Contract Bandwidth                     51.4     14.4    42.0
======================================================================

    Value-added services revenues were JPY 987 million in 1Q03, an increase of 14.1% compared to 1Q02 and an increase of 6.0% compared to 4Q02. These increases were mainly due to the revenue growth of IIJ security-related services.



Table 5. Value-added Services (JPY in millions)
----------------------------------------------------------------------
                                               YoY             QoQ
Value-Added Services           1Q03  1Q02   % change  4Q02   % change
----------------------------------------------------------------------
Value-Added Service Revenues
----------------------------------------------------------------------
 Internet data center services  337    370   -8.8%     341    -1.1%
----------------------------------------------------------------------
 Other value-added services     650    495   31.2%     590    10.1%
======================================================================
Total Value-Added Service
 Revenues                       987    865   14.1%     931     6.0%
----------------------------------------------------------------------

    Systems integration services revenues decreased 27.7% to JPY 2,408 million in 1Q03 compared to 1Q02 and 50.9% compared to 4Q02 due to a decrease in new contracts in SI development.
    Equipment sales revenues were JPY 341 million in 1Q03, a decrease of 62.2% compared to 1Q02 and a decrease of 87.4% compared to 4Q02.

    Cost and expenses

    Cost of total revenues was JPY 7,868 million in 1Q03, a decrease of 12.1% compared to 1Q02, and a decrease of 34.0% compared to 4Q02.



Table 6. Costs and Expenses (JPY in millions)
----------------------------------------------------------------------
Costs and expenses:
                                             YoY               QoQ
                              1Q03   1Q02  % change  4Q02   % change
----------------------------------------------------------------------
Cost of Revenues:
----------------------------------------------------------------------
 Cost of connectivity and
  value-added services        5,234  5,093    2.8%   5,033     4.0%
----------------------------------------------------------------------
 Cost of systems integration  2,323  2,987  -22.2%   4,248   -45.3%
----------------------------------------------------------------------
 Cost of equipment sales        311    876  -64.5%   2,638   -88.2%
----------------------------------------------------------------------
Total of Cost of Revenues     7,868  8,956  -12.1%  11,919   -34.0%
----------------------------------------------------------------------
Sales and marketing             827    749   10.4%     789     4.8%
----------------------------------------------------------------------
General and administrative      612    517   18.3%     662    -7.5%
----------------------------------------------------------------------
Research and development         96     91    5.9%     113   -14.8%
======================================================================
  Total costs and expenses    9,404 10,313   -8.8%  13,483   -30.3%
----------------------------------------------------------------------

    Backbone Costs

    International backbone costs were JPY 261 million, a decrease of 41.9% compared to 1Q02 and a decrease of 17.1% compared to 4Q02 through our continuous effort in reducing backbone costs.
    The monthly unit backbone costs declined by approximately 54% compared to 1Q02 and by approximately 17% compared to 4Q02.


Table 7. Backbone Costs (JPY in millions)
----------------------------------------------------------------------
Backbone Costs
                                              YoY              QoQ
                               1Q03   1Q02 % Change   4Q02  % Change
----------------------------------------------------------------------
International Backbone Costs    261    449  -41.9%     315   -17.2%
----------------------------------------------------------------------
Domestic Backbone Costs       1,057    800   32.1%   1,075    -1.7%
----------------------------------------------------------------------

    Domestic backbone costs was JPY 1,057 million, an increase of 32.1% compared to 1Q02 but a decrease of 1.7% compared to 4Q02. The increases in year over year comparison was a result of an increase in connection fees with NTT's regional access networks (Flets), along with our broadband strategy to strengthen its backbone network for our providing various broadband network services and solutions nationwide.
    Cost of SI Revenues was JPY 2,323 million in 1Q03, a decrease of 22.2% compared to 1Q02 and a decrease of 45.3% compared to 4Q02. The gross margin ratio for SI deteriorated to 3.5% in 1Q03 compared to 10.3% in 1Q02 and 13.4% in 4Q02. The deterioration of the gross margin was caused because the profits from SI were diminished due to the decline in the number of new SI development contracts and the fixed costs of SI could not be offset by the profits.
    Sales and Marketing Expenses were JPY 827 million in 1Q03, an increase of 10.4% compared to 1Q02 and an increase of 4.8% compared to 4Q02. These increases were due to the increase in personnel expenses.
    General and administrative expenses were JPY 612 million in 1Q03, an increase of 18.3% compared to 1Q02 but a decrease of 7.5% compared to 4Q02. The 4Q02 expenses included the cost of the move to new headquarters.

    Operating loss

    Primarily as a result of the decline of SI profitability, the operating loss increased to JPY 1,060 million in 1Q03 compared to a loss of JPY 464 million in 1Q02 and a loss of JPY 446 million in 4Q02.
    Other expenses for 1Q03 were JPY 204 million, compared to JPY 521 million in 1Q02 and JPY 360 million in 4Q02. These decreases were as a result of the decrease in foreign exchange loss and impairment loss of equity security investments. IIJ recorded a foreign exchange loss of only JPY 3 million in 1Q03 and impairment loss on non-marketable equity security investments of JPY 38 million.
    Income tax benefit (expense) for 1Q03 was a benefit JPY 390 million, compared to an expense of JPY 161 million in 1Q02 and an expense of JPY 97 million in 4Q02. This is a result of an decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of increasing unrealized gains during the quarter on certain available-for-sale securities.
    Equity in net loss of equity method investees amounted to JPY 1,317 million in 1Q03, compared to JPY 1,516 million in 1Q02, and JPY 1,254 million in 4Q02. This is mostly attributed to the equity loss in Crosswave.
    Net loss was JPY 1,989 million in 1Q03, compared to JPY 2,595 million in 1Q02 and JPY 2,137 million in 4Q02. Basic net loss per ADS equivalent was JPY -43.98 in 1Q03, compared to JPY -57.72 in 1Q02 and JPY -47.52 in 4Q02.



Table 8. Other Financial Statistics (JPY in millions)
----------------------------------------------------------------------
Other Financial Statistics
                                              YoY             QoQ
                               1Q03   1Q02 % Change   4Q02 % Change
----------------------------------------------------------------------
Adjusted EBITDA(6)              -97    329 -129.5%     459  -121.1%
----------------------------------------------------------------------
CAPEX, including capitalized
 leases(7)                    1,421  1,015   40.0%     936    51.8%
----------------------------------------------------------------------
Depreciation and
 amortization(8)                990    820   20.7%     933     6.1%
======================================================================

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net loss per the consolidated statements of operations prepared and presented in accordance with U.S. generally accepted accounting principles in Appendices 1:


Table 9. Adjusted EBITDA (JPY in millions)
----------------------------------------------------------------------
                                             1Q03     1Q02    4Q02
----------------------------------------------------------------------
Adjusted EBITDA                               -97      329     459
----------------------------------------------------------------------
Depreciation and amortization(9)             -963     -793    -905
----------------------------------------------------------------------
Operating loss                             -1,060     -464    -446
======================================================================
Other expenses                               -204     -521    -361
----------------------------------------------------------------------
Income tax benefit (expense)                 -390      161      97
----------------------------------------------------------------------
Minority interests in consolidated
 subsidiaries                                 202       67      21
----------------------------------------------------------------------
Equity in net loss of equity method
 investees                                 -1,317   -1,516  -1,254
======================================================================
Net loss                                   -1,989   -2,595  -2,137
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment per the consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendices 3:


Table 10. CAPEX (JPY in millions)
----------------------------------------------------------------------
                                             1Q03     1Q02    4Q02
----------------------------------------------------------------------
Capital expenditures                        1,421    1,015     936
----------------------------------------------------------------------
Acquisition of assets by entering into
 capital leases                               487      591     772
----------------------------------------------------------------------
Purchase of property and equipment            934      424     164
----------------------------------------------------------------------

(6) Please refer to the Reconciliation of Non-GAAP Financial Measures on this page 6.
(7) Please refer to the Reconciliation of Non-GAAP Financial Measures on this page 6.
(8) Depreciation and amortization includes amortization of issuance cost of convertible notes.
(9) Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.

    1st Quarter Business Review

    Service Development

    Outsourcing Solutions: In May 2003, IIJ launched "IIJ Web Gateway Service", a new security service that will be provided in cooperation with IIJ Technology Inc., our 64.1% owned subsidiary. The new service meets a variety of enterprise needs by providing proxy-caching server operation and management functions and URL filtering. Outsourcing these responsibilities to the IIJ Group enables efficient Web access security administration without building a costly network and without much of the cost and work that is involved in administering and operating such a network. The IIJ Web Gateway service has captured 60,000 accounts in this quarter. The IIJ group expects the number of accounts to double by the end of the fiscal 2003.
    Network Management Solutions: In June 2003, IIJ launched the "IIJ SMF Service", a network management solution for business users that have a few to several thousand base stations. The new service makes use of the network service operating system "SMF (SEIL Management Framework)," to streamline and centralize the control of diverse and complex operations, from the setup and construction to the implementation, administration, and maintenance of corporate networks. The service drastically reduces the labor-intensive work of implementation, configuration, and modification of equipment and network functions. These advantages reduce initial network setup costs by 90% and lower operation and maintenance costs by nearly 50%. IIJ expects revenues from this service to grow further.
    IIJ has continued to develop new services that take advantage of IIJ's engineering expertise in the router area. In April 2003, IIJ developed "SEIL/Turbo," a high-end enterprise-class router that is the most advanced unit to date in the next-generation, high-performance SEIL series of routers. The router was added to the SEIL Rental Service lineup. In addition to the features available in the SEIL/neu series, SEIL/Turbo has an embedded gigabit interface, dedicated high-speed VPN processing hardware, robust management and other advanced administrative functions. The introduction of SEIL/Turbo allows IIJ to construct entire networks using only the SEIL series.
    Hosting Services: IIJ expanded the functionality of IIJ's Download Site Service. The new functionality makes it possible to provide Web server solutions with a bandwidth of 1Gbps while allowing 40,000 simultaneous sessions. At the same time, disk space is increased to 500MB. With this upgrade, the service becomes a flexible resource for large-scale projects and allows IIJ to customize configurations for each systems integration project.

    Network Infrastructure Development

    In 1Q03, IIJ increased the capacity of four of its domestic backbone network lines and also established one new line. These upgrades facilitate faster and more-reliable transmission of data communications.

    Finance

    Capital Improvement Plan: IIJ completed a private placement to some of its business partners and raised a total amount of JPY 1.37 billion in June 2003. It issued 3,265 new shares of common stock at a price of JPY 418,200 per share. Total number of issued common shares after the private placement was 25,745.

    Key Developments of the IIJ Group

    VoIP Solution

    April 2003- Net Care Inc., IIJ's 52.5% subsidiary, launched a new IP (Internet Protocol) telephony solution service for enterprises, which provides a comprehensive VoIP (Voice over IP) solution.
    May 2003- IIJ Launched Internet Telephone Service which is provided to IIJ4U customers as a part of its "FLET'S IP Telephone Option" service, and to IIJ mio customers as a part of its "IP Phone/F" service.
    May 2003- Crosswave Communications Inc., IIJ's 37.9% affiliate, began developing IP telephone services dedicated to corporate users. As a first step, Crosswave provides "IP-Centrex", an audio transmission service for corporate users leveraging VoIP technology as another option available to users of the "Wide-area Ethernet Platform Service".
    June 2003- Asia Internet Holding Co., Ltd., ("AIH"), IIJ's 26.7% affiliate, launched "A-Bone VoIP Service", an internet telephony service that leverages the A-Bone platform, an Internet backbone network that covers the Asia-pacific region.

    International Backbone

    May 2003- AIH reached an agreement with Malaysia's TMNet, and upgraded its connectivity to STM-1x2 (310Mbps) from 45Mbps. AIH also upgraded its connectivity for the Philippines' Globe Telecom to 45Mbps from 2Mbps and for the Korea's Hanaro Telecom to 155Mbps from 2Mbps.

    Teleconference/Webcast

    On August 13 at 9:45 am (EST), IIJ will host a conference call to discuss the results and the Company's outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.

    Company Information

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.
    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding 2Q03 total revenues and operating profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its accumulated deficit; IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the success of IIJ's investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20F of its annual report and other filings with the United States Securities and Exchange Commission.



              INTERNET INITIATIVE JAPAN INC.              Appendix 1
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
  -----------------------------------------------------------
         For the Three Months Ended Jun 30, 2003, Jun 30, 2002
                           and Mar 31, 2003
        (Expressed in Thousands of Japanese Yen (JPY) and U.S.
         Dollars (USD) Except for Per Share and ADS Data) (1)


                                         Year-over-year Comparison
                                                Jun 30, 2003
                                       -------------------------------
                                                              % of
                                                             Total
                                        USD (1)      JPY     Revenues
                                       -------- ----------- ----------
Revenues:
      Connectivity and value-added services:
      Dedicated access services         27,707   3,321,229     39.8%
      Dial-up access services            6,402     767,418      9.2
      Value-added services               8,235     987,198     11.8
      Other                              4,336     519,709      6.2
                                       -------- ----------- ----------
            Total connectivity and
             value-added services       46,680   5,595,554     67.0

      Systems integration revenues      20,088   2,407,923     28.9
      Equipment sales                    2,841     340,569      4.1
                                       -------- ----------- ----------
            Total revenues              69,609   8,344,046    100.0
                                       -------- ----------- ----------

Costs and expenses:
Cost of connectivity and value-added
 services                               43,665   5,234,158     62.7
Cost of systems integration revenues    19,383   2,323,392     27.9
Cost of equipment sales                  2,594     310,946      3.7
                                       -------- ----------- ----------
            Total costs                 65,642   7,868,496     94.3

Sales and marketing                      6,899     826,979      9.9
General and administrative               5,106     612,047      7.3
Research and development                   802      96,098      1.2
                                       -------- ----------- ----------
            Total costs and expenses    78,449   9,403,620    112.7
                                       -------- ----------- ----------
Operating loss                          (8,840) (1,059,574)   (12.7)
                                       -------- ----------- ----------

Other expenses                          (1,705)   (204,398)    (2.4)

                                       -------- ----------- ----------
Loss before income tax expense(benefit)(10,545) (1,263,972)   (15.1)
                                       -------- ----------- ----------

Income tax expense(benefit)             (3,254)   (390,035)    (4.7)
Minority interests in consolidated
 subsidiaries                            1,683     201,701      2.4
Equity in net loss of equity method
 investees                             (10,986) (1,316,854)   (15.8)

                                       -------- ----------- ----------
Net loss                               (16,594) (1,989,090)  (23.8%)
                                       ======== =========== ==========

Basic Net Loss Per Share                           (87,970)
Basic Net Loss Per ADS Equivalent                   (43.98)
Weighted Average Number of Shares                   22,611
Weighted Average Number of ADS Equivalents      45,222,494



                                           Year-over-year Comparison
                                                  Jun 30, 2002
                                        ----------------------------
                                                      % of
                                                     Total     YOY
                                            JPY     Revenues  Chg %
                                        ----------- -------- -------
Revenues:
      Connectivity and value-added services:
      Dedicated access services          3,523,334     35.8%   (5.7%)
      Dial-up access services              822,268      8.3    (6.7)
      Value-added services                 865,161      8.8    14.1
      Other                                408,925      4.2    27.1
                                        ----------- -------- -------
            Total connectivity and
             value-added services        5,619,688     57.1    (0.4)

      Systems integration revenues       3,329,058     33.8   (27.7)
      Equipment sales                      900,456      9.1   (62.2)
                                        ----------- -------- -------
            Total revenues               9,849,202    100.0   (15.3)
                                        ----------- -------- -------

Costs and expenses:
Cost of connectivity and value-added
 services                                5,092,515     51.7     2.8
Cost of systems integration revenues     2,987,373     30.3   (22.2)
Cost of equipment sales                    876,012      8.9   (64.5)
                                        ----------- -------- -------
            Total costs                  8,955,900     90.9   (12.1)

Sales and marketing                        749,361      7.6    10.4
General and administrative                 517,316      5.3    18.3
Research and development                    90,780      0.9     5.9
                                        ----------- -------- -------
            Total costs and expenses    10,313,357    104.7    (8.8)

                                        ----------- -------- -------
Operating loss                            (464,155)    (4.7)  128.3
                                        ----------- -------- -------

Other expenses                            (520,836)    (5.3)  (60.8)

                                        ----------- -------- -------
Loss before income tax expense(benefit)   (984,991)   (10.0)   28.3
                                        ----------- -------- -------

Income tax expense(benefit)                161,301      1.6  (341.8)
Minority interests in consolidated
 subsidiaries                               66,950      0.7   201.3
Equity in net loss of equity method
 investees                              (1,515,675)   (15.4)  (13.1)

                                        ----------- -------- -------
Net loss                                (2,595,017)  (26.3%) (23.3%)
                                        =========== ======== =======

Basic Net Loss Per Share                  (115,437)
Basic Net Loss Per ADS Equivalent           (57.72)
Weighted Average Number of Shares           22,480
Weighted Average Number of ADS
 Equivalents                            44,960,000



                                            Sequential Comparison
                                                  Mar 31, 2003
                                        ----------------------------
                                                      % of
                                                     Total     QOQ
                                            JPY     Revenues  Chg %
                                        ----------- -------- -------
Revenues:
      Connectivity and value-added services:
      Dedicated access services          3,341,255     25.6%  (0.6%)
      Dial-up access services              764,958      5.9     0.3
      Value-added services                 931,399      7.2     6.0
      Other                                381,206      2.9    36.3
                                        ----------- -------- -------
            Total connectivity and
             value-added services        5,418,818     41.6     3.3

      Systems integration revenues       4,905,429     37.6   (50.9)
      Equipment sales                    2,712,192     20.8   (87.4)
                                        ----------- -------- -------
            Total revenues              13,036,439    100.0   (36.0)
                                        ----------- -------- -------

Costs and expenses:
Cost of connectivity and value-added
 services                                5,033,266     38.6     4.0
Cost of systems integration revenues     4,247,690     32.6   (45.3)
Cost of equipment sales                  2,638,334     20.2   (88.2)
                                        ----------- -------- -------
            Total costs                 11,919,290     91.4   (34.0)

Sales and marketing                        789,234      6.0     4.8
General and administrative                 661,502      5.1    (7.5)
Research and development                   112,845      0.9   (14.8)
                                        ----------- -------- -------
            Total costs and expenses    13,482,871    103.4   (30.3)

                                        ----------- -------- -------
Operating loss                            (446,432)    (3.4)  137.3
                                        ----------- -------- -------

Other expenses                            (360,292)    (2.8)  (43.3)

                                        ----------- -------- -------
Loss before income tax expense(benefit)   (806,724)    (6.2)   56.7
                                        ----------- -------- -------

Income tax expense(benefit)                 97,256      0.8  (501.0)
Minority interests in consolidated
 subsidiaries                               21,342      0.2   845.1
Equity in net loss of equity method
 investees                              (1,253,875)    (9.6)    5.0

                                        ----------- -------- -------
Net loss                                (2,136,513)  (16.4%)  (6.9%)
                                        =========== ======== =======

Basic Net Loss Per Share                   (95,041)
Basic Net Loss Per ADS Equivalent           (47.52)
Weighted Average Number of Shares           22,480
Weighted Average Number of ADS
 Equivalents                            44,960,000



  Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 119.87 =$1, the approximate rate of exchange on Jun 30, 2003.


                    INTERNET INITIATIVE JAPAN INC.        Appendix  2
                  --------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
                --------------------------------------
           As of Jun 30, 2003, Jun 30, 2002 and Mar 31, 2003
          (Expressed in Thousands of Japanese Yen (JPY) and
                       U.S. Dollars (USD)) (1)


                                     Jun 30, 2003
                           -----------------------------
                            USD (1)      JPY           %
                           --------- ------------ ------
ASSETS
--------------------------
Current Assets:
Cash                         23,517    2,819,007    8.0%
Accounts receivable, net     50,254    6,023,935   17.0
Inventories                   2,903      347,971    1.0
Prepaid expenses              7,057      845,908    2.4
Other current assets          4,642      556,492    1.6

                           --------- ------------ ------
    Total current assets     88,373   10,593,313   30.0

Investments in and Advances
 to Equity Method Investees  30,777    3,689,206   10.5
Other Investments            33,100    3,967,719   11.2
Property and Equipment,
 net                         77,120    9,244,442   26.2
Restricted Cash              41,712    5,000,000   14.2
Guarantee Deposits           17,370    2,082,118    5.9
Other Assets                  5,899      707,063    2.0

                           --------- ------------ ------
     Total assets           294,351   35,283,861  100.0%
                           ========= ============ ======

LIABILITIES AND
--------------------------
   SHAREHOLDERS' EQUITY
--------------------------
Current Liabilities:
Short-term borrowings        47,346    5,675,341   16.1%
Accounts payable             36,795    4,410,636   12.5
Accrued expenses              4,482      537,236    1.5
Other current liabilities     4,526      542,538    1.5
Long-term borrowings-
 current portion             12,892    1,545,452    4.4
Capital lease obligations-
 current portion             22,333    2,677,038    7.6

                           --------- ------------ ------
   Total current
    liabilities             128,374   15,388,241   43.6

Long-term Borrowings         28,527    3,419,555    9.7
Convertible Notes           125,135   15,000,000   42.5
Capital Lease Obligations-
 Noncurrent                  28,429    3,407,735    9.7
Accrued Retirement and
 Pension Costs                  624       74,764    0.2
Other Noncurrent
 Liabilities                  1,565      187,579    0.5

                           --------- ------------ ------
     Total liabilities      312,654   37,477,874  106.2
                           --------- ------------ ------

Minority Interest             5,655      677,794    1.9
                           --------- ------------ ------

Shareholders' Equity:
Common stock(2)              64,779    7,765,048   22.0
Additional paid-in
 capital(2)                 148,086   17,751,065   50.3
Accumulated deficit        (246,278) (29,521,294) (83.6)
Accumulated other
 comprehensive income         9,456    1,133,467    3.2
Treasury stock                   (1)         (93)   0.0

                           --------- ------------ ------
    Total shareholders'
     equity                 (23,958)  (2,871,807)  (8.1)

                           --------- ------------ ------
    Total liabilities
     and shareholders'
     equity                 294,351   35,283,861  100.0%
                           ========= ============ ======



                                   Jun 30, 2002        Mar 31, 2003
                               ------------------- -------------------
                                   JPY        %        JPY         %
                               ------------ ------ ------------ ------
ASSETS
--------------------------
Current Assets:
Cash                             6,014,693   14.7%   3,588,352    9.2%
Accounts receivable, net         6,872,763   16.7   10,253,096   26.1
Inventories                        272,821    0.7      417,666    1.1
Prepaid expenses                   645,763    1.6      564,501    1.4
Other current assets               140,162    0.3      932,873    2.4

                               ------------ ------ ------------ ------
            Total current
             assets             13,946,202   34.0   15,756,488   40.2

Investments in and Advances to
 Equity Method Investees         7,396,756   18.0    3,271,032    8.3
Other Investments                4,954,787   12.0    3,040,189    7.8
Property and Equipment,
 net                             7,709,559   18.8    9,151,572   23.3
Restricted Cash                  5,000,000   12.2    5,000,000   12.8
Guarantee Deposits               1,302,234    3.2    2,205,652    5.6
Other Assets                       743,614    1.8      794,455    2.0

                               ------------ ------ ------------ ------
            Total assets        41,053,152  100.0%  39,219,388  100.0%
                               ============ ====== ============ ======

LIABILITIES AND
--------------------------
   SHAREHOLDERS' EQUITY
--------------------------
Current Liabilities:
Short-term borrowings            4,550,835   11.1%   4,823,599   12.3%
Accounts payable                 4,834,546   11.8    8,406,170   21.4
Accrued expenses                   317,968    0.8      389,495    1.0
Other current liabilities          556,494    1.3      551,985    1.4
Long-term borrowings-
 current portion                 1,400,000    3.4    1,943,735    5.0
Capital lease obligations-
 current portion                 2,060,284    5.0    2,716,386    6.9

                               ------------ ------ ------------ ------
            Total current
             liabilities        13,720,127   33.4   18,831,370   48.0

Long-term Borrowings             3,400,000    8.3    3,456,265    8.8
Convertible Notes               15,000,000   36.6   15,000,000   38.2
Capital Lease Obligations-
 Noncurrent                      2,800,483    6.8    3,635,780    9.3
Accrued Retirement and
 Pension Costs                      91,037    0.2       80,601    0.2
Other Noncurrent
 Liabilities                       163,686    0.4      185,201    0.5

                               ------------ ------ ------------ ------
            Total
             liabilities        35,175,333   85.7   41,189,217  105.0
                               ------------ ------ ------------ ------

Minority Interest                  965,796    2.3      879,495    2.3
                               ------------ ------ ------------ ------

Shareholders' Equity:
Common stock(2)                  7,082,336   17.3    7,082,336   18.1
Additional paid-in
 capital(2)                     17,068,353   41.6   17,068,353   43.5
Accumulated deficit            (20,803,486) (50.7) (27,532,204) (70.2)
Accumulated other
 comprehensive income            1,564,820    3.8      532,191    1.3
Treasury stock                           0    0.0            0    0.0

                               ------------ ------ ------------ ------
            Total shareholders'
             equity              4,912,023   12.0   (2,849,324)  (7.3)

                               ------------ ------ ------------ ------
            Total liabilities and
             shareholders'
             equity             41,053,152  100.0%  39,219,388  100.0%
                               ============ ====== ============ ======

  Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to Jun 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.87 =$1, the approximate rate of exchange on Jun 30, 2003.

  Note (2): New 3,265 shares have been issued on June 26, 2003, in the amount of JPY 1,365,423.



               INTERNET INITIATIVE JAPAN INC.             Appendix 3
              ---------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
               For the Three Months Ended June 30, 2003,
                    June 30, 2002 and Mar 31, 2003
                (Expressed in Thousands of Japanese Yen
                   (JPY) and U.S. Dollars (USD)) (1)

                              Jun 30, 2003    Jun 30, 2002 Mar 31, 2003
                          -------------------- ----------- -----------
                          USD (1)      JPY         JPY         JPY
                          -------- ----------- ----------- -----------
Operating Activities:
  Net loss                (16,594) (1,989,090) (2,595,017) (2,136,513)
  Depreciation and
   amortization             8,261     990,190     820,252     933,374
  Equity in net loss
   of equity method
   investees               10,986   1,316,854   1,515,675   1,253,875
  Minority interests
   in net loss of
   consolidated
   subsidiaries            (1,683)   (201,701)    (66,950)    (21,342)
  Foreign exchange
   losses                      27       3,245     134,820     149,262
  Losses on other
   investments                314      37,572      78,819     184,723
  Decrease (increase) in
   accounts receivable     35,280   4,229,010   2,109,969  (2,983,254)
  Increase (decrease) in
   accounts payable       (30,625) (3,671,049) (1,996,362)  2,200,392
  Decrease in
   inventories                581      69,689     347,588     392,051
  Deferred income
   taxes                   (3,301)   (395,698)    152,840      91,033
  Other                     2,230     267,346     (45,560)    426,737
                          -------- ----------- ----------- -----------
  Net cash provided
   by operating
   activities               5,476     656,368     456,074     490,338
                          -------- ----------- ----------- -----------

Investing Activities:
  Purchase of property
   and equipment           (7,789)   (933,646)   (424,321)   (163,592)
  Proceeds from
   sale-leaseback               -           -           -      66,940
  Proceeds from sales
   of other investment        289      34,672       8,553      13,663
  Investments in and
   advances to equity
   method investees       (14,349) (1,719,981)    (56,250)          -
  Purchase of other
   investments               (108)    (12,971)          -           -
  Deposit to restricted
   cash                         -           -  (5,000,000)          -
  Refund (payment) of
   guarantee deposits-net   1,032     123,632     (36,155) (1,387,210)
        Other                   -          11     (10,696)     (7,606)
                          -------- ----------- ----------- -----------
  Net cash used in
   investing activities   (20,925) (2,508,283) (5,518,869) (1,477,805)
                          -------- ----------- ----------- -----------

Financing Activities:
 Proceeds from long-term
  borrowings                    -           -           -   2,000,000
 Repayments of long-term
  borrowings               (3,629)   (434,994)          -  (1,200,000)
 Principal payments under
  capital leases           (5,822)   (697,830)   (566,505)   (656,238)
 Net increase in short-term
  borrowings                7,106     851,742     730,603     312,854
 Proceeds from issuance of
  common stock             11,391   1,365,424           -           -
                          -------- ----------- ----------- -----------
 Net cash provided
  by financing
  activities                9,046   1,084,342     164,098     456,616
                          -------- ----------- ----------- -----------

Effect of Exchange Rate
 Changes on Cash              (15)     (1,772)   (132,529)   (151,410)

                          -------- ----------- ----------- -----------
Net Decrease in Cash       (6,418)   (769,345) (5,031,226)   (682,261)
                          -------- ----------- ----------- -----------

Cash, Beginning of Period  29,935   3,588,352  11,045,919   4,270,613

                          -------- ----------- ----------- -----------
Cash, End of Period        23,517   2,819,007   6,014,693   3,588,352
                          ======== =========== =========== ===========

      Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 119.87 =$1, the approximate rate of exchange on Jun 30, 2003.


    CONTACT: IIJ Investor/Media Relations Office
             Akari Sato / Hiroaki Tsuno, +81-3-5259-6500(Tel) ir@iij.ad.jp